SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                AMENDMENT NO. 6 TO
                                  SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                               AND AMENDMENT NO. 11
                                 TO SCHEDULE 13D
                      UNDER SECURITIES EXCHANGE ACT OF 1934

                              GRYPHON HOLDINGS INC.
                            (NAME OF SUBJECT COMPANY)

                                MARKEL CORPORATION
                               MG ACQUISITION CORP.
                                    (Bidders)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)
                                   400515 10 2
                      (CUSIP Number of Class of Securities)

                             GREGORY B. NEVERS, ESQ.
                                CORPORATE COUNSEL
                                MARKEL CORPORATION
                                  4551 COX ROAD
                         GLEN ALLEN, VIRGINIA 23060-3382
                            TELEPHONE: (804) 965-1673
             (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:

                             LESLIE A. GRANDIS, ESQ.
                       MCGUIRE, WOODS, BATTLE & BOOTHE LLP
                               901 EAST CARY STREET
                             RICHMOND, VIRGINIA 23219
                            TELEPHONE: (804) 775-1000

      This Amendment to Schedule 14D-1 filed by MG Acquisition Corp., a Delaware corporation, a wholly owned subsidiary of Markel Corporation, a Virginia corporation (Parent), in connection with its pending tender offer for all outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Gryphon Holdings Inc., a Delaware corporation (the "Company"), also constitutes an Amendment to Statement on Schedule 13D with respect to the acquisition by Markel Corporation and MG Acquisition Corp. of beneficial ownership of shares of Common Stock of the Company. The Schedule 14D-1 is hereby amended as follows:


                    ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

      (a)(11)     Press release dated November 17, 1998.

      (g)(5) Letter Agreement, dated November 17, 1998, between Gryphon Holdings Inc. and Markel Corporation.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 1998

                                    MARKEL CORPORATION


                                    By:  s/ Stephen A. Markel
                                       ------------------------------
                                    Name: Stephen A. Markel
                                    Title: Vice Chairman


                                    MG ACQUISITION CORP.


                                    By:  s/ Stephen A. Markel
                                        ------------------------------
                                    Name: Stephen A. Markel
                                    Title: Vice Chairman

                                   EXHBIT INDEX



EXHIBIT                 EXHIBIT NAME
-------                 ------------
(a)(11)                 Press Release dated November 17, 1998

(g)(5) Letter Agreement, dated November 17, 1998, between Gryphon Holdings Inc. and Markel Corporation.